Filed pursuant to Rule 433

Registration No. 333-192258

November 12, 2013

BONANZA CREEK ENERGY, INC.

Pricing Term Sheet

$200,000,000 6 ¾% Senior Notes due 2021

Pricing Term Sheet dated November 12, 2013 to the Preliminary Prospectus Supplement dated November 12, 2013 (the “Preliminary Prospectus Supplement”) of Bonanza Creek Energy, Inc. (the “Company”).  The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	Bonanza Creek Energy, Inc.

Title of Securities	6 ¾% Senior Notes Due 2021 (the “Notes”)

Aggregate Principal Amount	$200,000,000

Gross Proceeds	$209,000,000 (before deducting the initial purchasers’ discount and commissions and estimated offering expenses of the Company)

Distribution	Registered

Maturity Date	April 15, 2021

Issue Price	104.500%, plus accrued interest from October 15, 2013 to the date of settlement.

Coupon	6.750%

Yield to Worst	5.769%

Interest Payment Dates	Each April 15 and October 15, commencing April 15, 2014

Record Dates	April 1 and October 1 of each year

Trade Date	November 12, 2013

Settlement Date	November 15, 2013 (T+3)

Optional Redemption

On or after the following dates and at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest on the Notes redeemed during the periods indicated below:

	Date	Percentage

	April 15, 2017	103.375%
	April 15, 2018	101.688%
	April 15, 2019 and thereafter	100.000%

Optional Redemption with Equity Proceeds	Up to 35% at 106.750% prior to April 15, 2016

Make-Whole Redemption	Make-whole redemption at the Applicable Premium (based on present value discounted at T + 50 basis points) prior to April 15, 2017

Change of Control	101% plus any accrued and unpaid interest

Joint Book-Running Managers	Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, KeyBanc Capital Markets Inc., RBC Capital Markets, LLC and BMO Capital Markets Corp.

Co-Managers

BBVA Securities Inc., IBERIA Capital Partners L.L.C., Scotia Capital (USA) Inc., SG Americas Securities, LLC, Capital One Securities, Inc., Credit Agricole Securities (USA) Inc., Global Hunter Securities, LLC and SunTrust Robinson Humphrey, Inc.

CUSIP / ISIN Numbers:	CUSIP: 097793 AB9
ISIN: US097793 AB95

Denominations	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Additional Changes to the Preliminary Prospectus Supplement

The aggregate principal amount of notes to be issued in the offering increased from $150.0 million to $200.0 million.  The net proceeds received from the increased amount of $50.0 million will be used to increase the amount of cash to the balance sheet to be used for general corporate purposes, which may include funding our drilling and development program and other capital expenditures as set forth under “Use of Proceeds” in the Prospectus Supplement.

Use of Proceeds

We estimate that our net proceeds from the sale of the notes offered hereby will be approximately $204.6 million after deducting estimated expenses and underwriting discounts and commissions.

Capitalization

The “As Adjusted” column is amended to show (in thousands), Cash and cash equivalents of $183,469, Total long-term debt of $500,000 and Total capitalization of $1,128,482.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or emailing cmclientsupport@wellsfargo.com.

This communication is not an offer to sell the securities and it is not a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or notices that may appear on this Pricing Term Sheet below the text of this legend are not applicable to this Pricing Term Sheet and should be disregarded.  Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another e-mail system.